October 13, 2015
Via EDGAR and Overnight Delivery

William H. Thompson
Accounting Branch Chief Office of Consumer Products
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:	Global Payments Inc.
Form 10-K for the Fiscal Year Ended May 31, 2015
Filed July 30, 2015
File No. 1-16111

Dear Mr. Thompson:
This letter sets forth the response of Global Payments Inc. (the "Company") to the comments provided by the staff (the "Staff") of the U.S. Securities and Exchange Commission regarding the above-referenced filing. For your convenience, we have set forth below each of the Staff's comments followed by the relevant response.
Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal Year Ended May 31, 2015 Compared to Fiscal Year Ended May 31, 2014, page 31

1.
In future filings where you describe two or more factors that contributed to a material change in a financial statement line item between periods, including revenues, operating expenses, selling general and administrative expenses, operating income and operating margin for segments, corporate, operating income, and other income/expense, please quantify, to the extent practicable, the incremental impact of each factor identified. For example, you indicate on page 32 that your European "... merchant services revenues for fiscal 2015 increased 4.9% to $616.0 million compared to the prior year driven primarily by card transaction and volume growth and a decrease in interchange rates in Spain, service fee growth in the United Kingdom and growth in our e-commerce channel, partially offset by the unfavorable effect of changes in exchange rates and weakness in Russia" without separately quantifying the contributing factors.

Response:
In future filings, to the extent practicable, we will expand our disclosures to include the quantification of significant contributing factors where we describe two or more factors relating to a material change in a financial statement line item.

GLOBAL PAYMENTS INC. | 10 GLENLAKE PKWY NE, NORTH TOWER | ATLANTA, GEORGIA 30328-3473 | T +1 770.829.8000 | GLOBALPAYMENTSINC.COM

Mr. Thompson
October 13, 2015

Consolidated Balance Sheets, page 49

2.	We note your common stock has no par value. Please explain to us why no amount has been credited to common stock.
Response:
As permitted under Georgia law, since the Company's inception in 2000, our common stock has had no par value and no stated value. We have identified no authoritative guidance within the FASB Accounting Standards Codification ("ASC") regarding the presentation of common stock with no par value. In addition, our research indicates that there is a diversity in practice regarding the presentation of common stock with no par value, including the following types of presentations:

•	certain registrants present all amounts related to common stock as paid-in capital in the same manner as the Company;

•	certain registrants present all amounts related to common stock as common stock;

•	certain registrants present a portion of the amount related to common stock as common stock and the remainder as paid-in capital; and

•	other registrants present all amounts related to common stock under one balance sheet line item labeled "Common Stock and Paid-in Capital."
Per Rule 5.02 of Regulation S-X, the face of the balance sheet should describe for each class of common shares the number of shares issued or number of shares outstanding and the dollar amount thereof. Also, the face of the balance sheet or a financial statement footnote should describe the title of the issue and the number of shares authorized, among other requirements. For other captions in stockholders' equity, Rule 5.02 requires the presentation of separate captions for (1) additional paid-in capital, (2) other additional capital and (3) retained earnings (appropriated and unappropriated). Rule 5.02 also allows, but does not require, additional paid-in capital and other additional capital to be combined with the stock caption to which it applies, if appropriate.
As a result, we believe that the presentation of all amounts related to common stock with no par value as paid-in capital meets the requirements of Rule 5.02 and is acceptable.

Note 3 - Business and Intangible Asset Acquisitions and Joint Ventures, page 61

3.
We note in regards to the purchase of Realex and Ezidebit, you appear to have allocated a significant amount of the purchase price consideration to goodwill. Please explain to us how you evaluated these acquisitions for the existence of other intangible assets in accordance with ASC 805-20-55. Please disclose any intangible assets that did not qualify for separate recognition in accordance with ASC 805-30-50 and provide more robust disclosure of the factors that make up the goodwill recognized.

Response:
We evaluated the Ezidebit and Realex business combinations for the existence of intangible assets to be recognized separately from goodwill using the guidance in ASC 805-20-55, which indicates than an intangible asset is to be recognized separately from goodwill if it meets either the separability criterion or the contractual-legal criterion described in the definition of identifiable. For both acquisitions, we sought to identify any existing intangible asset that would meet one of the two criteria for recognition separately from goodwill by performing a number of procedures, including, but not limited to, the following:

•	reviews of the sale and purchase agreements;

•	reviews of presentations by the acquired entities;

•	reviews of minutes of the Board of Directors meetings of the acquired entities;

•	reviews of minutes of our Board of Directors meetings regarding the acquired entity;

•	reviews of historical annual and monthly financial statements and disclosures of the acquired entities for disclosure, discussion, or both, of any previously recognized or unrecognized intangible

Mr. Thompson
October 13, 2015

assets;

•	reviews of customer agreements, supplier agreements, lease agreements and agreements with other parties;

•	reviews of acquired entities' websites and marketing materials;

•	consideration of intangible assets recognized in our prior acquisitions; and

•	consideration of intangible assets recognized in other acquisitions in our industry.
We also consulted with reputable valuation specialists to assist us in the process for both acquisitions.
In our prior acquisitions, we identified and recognized intangible assets such as: merchant relationships, trademarks, trade names, covenants not to compete, existing contracts (e.g., leases) and technology. Others in our industry have identified and reported similar types of intangible assets in connection with their acquisitions of similar types of businesses.
In the acquisition of Ezidebit, we recognized customer-related intangibles for merchant relationships, acquired technology and trade name as identifiable intangible assets. In the acquisition of Realex, we recognized customer-related intangibles, acquired technology, a trade name and contract-based intangibles as identifiable intangible assets. The estimated fair values of any other identified intangible assets that met one of the two criteria for recognition separately from goodwill were not material. For both the Ezidebit and Realex business combinations, assembled workforce was the only intangible asset that did not qualify for separate recognition. In future filings we will disclose that the assembled workforce is not recognized separately, but is subsumed into goodwill.
We will also provide more robust disclosure of the factors that comprise goodwill in accordance with ASC 805-30-50 for future business combinations. For so long as the disclosure remains relevant to the period covered by the report we will disclose the following for the Ezidebit and Realex business combinations (underlined items indicate additions to the existing disclosure in our Annual Report on Form 10-K for the year ended May 31, 2015):

•
We will disclose that the goodwill recognized in connection with the acquisition of Ezidebit relates to future growth opportunities in Australia and New Zealand, growth and expansion of integrated payments in the Asia-Pacific regions, economies of scale in our existing Asia-Pacific business and assembled workforce.

•
We will also disclose that the Realex goodwill is attributable to growth opportunities in Europe, potential synergies from combining our existing business with gateway services and payment service provisioning in certain markets and assembled workforce to support the newly acquired technology.

Note 14 - Segment Information, page 80

4.
Please tell us how you have identified your operating segments. It is unclear to us if your operating segments are the same as your six reportable units for goodwill purposes. If they are the same, please explain why Canada is not an operating segment and a reportable segment and how you report your Brazilian operations currently and under the new segment structure beginning in fiscal 2016. In addition, to the extent you have aggregated your operating segments into your reportable segments, please disclose that fact and tell us how you have considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12.

Response:
We identified our operating segments using the management approach in accordance with ASC 280-10-05-4. Utilizing this approach we identified the components of our business that engage in business activities from which it may earn revenues and incur expenses; for which operating results are regularly reviewed by our Chief Executive Officer, who we have identified as our chief operating decision maker ("CODM"); and for which discrete financial information is available. We also considered the management structure of our organization in determining our operating segments. Operating income is the segment profit measure used by the CODM to evaluate business performance and make certain key strategic decisions,

Mr. Thompson
October 13, 2015

such as those involving resource allocation, investment opportunities, product development and market expansion. Each of our operating segments is a reportable operating segment. None of our reportable segments result from aggregating two or more operating segments.
We have six reporting units for goodwill testing purposes: North America, United Kingdom, Asia-Pacific, Central and Eastern Europe, Russia and Spain. The reporting units are determined at the component level of the operating segment, typically one level below the operating segment, based on the discrete financial information reviewed by segment management.
As of May 31, 2015, the only reporting unit that also was an operating segment was North America, which included the financial results of both the United States and Canada. In determining the operating segments using the management approach discussed above, our activities in Canada were not identified as an operating segment. Discrete financial information for Canada through the segment profit measure, operating income, is not available and, therefore, is not reviewed by our CODM. Furthermore, based on ASC 340-20-35-34, Canada is not considered a reporting unit since North America segment management only reviews the operating income of North America. Since neither the United States nor Canada is a reporting unit, North America is the reporting unit per ASC 340-20-35-36. We have disclosed revenue from Canada separately in order to comply with the requirements of ASC 280-10-50-41 regarding geographic information.
Our presence in Brazil is in the form of an investment accounted for using the equity method. The net financial results are not material for separate presentation in accordance with ASC 323-10-45-1 or Rule 5.03 of Regulation S-X. The Brazil equity method investment's net financial results are presented within a financial statement line item that is not included in our segment profit measure of operating income. Consequently, the operating results for Brazil are not included in the operating income of any of our operating segments.

In connection with our responses to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
Should you or any member of your team have any further questions or need any additional information, please contact me at (770) 829-8030.

Sincerely,

/s/ David M. Sheffield
David M. Sheffield
Senior Vice President and Chief Accounting Officer